Exhibit 99.1

Sierra Wireless, Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, on Wednesday, May 2, 2007 at 10:00 a.m. (Vancouver time) for the following purposes:

1.               To receive the report of the directors;

2.               To receive the consolidated financial statements for the year ended December 31, 2006 and the auditors’ report thereon;

3.               To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the auditors’ remuneration;

4.               To elect directors for the ensuing year;

5.               To consider and, if deemed advisable, pass an ordinary resolution authorizing and approving the continuation and the amendment and restatement of the Corporation’s Amended and Restated 1997 Incentive Stock Option Plan;

6.               To consider and, if deemed advisable, pass an ordinary resolution authorizing and approving the adoption of the Corporation’s 2007 U.S. Restricted Stock Plan; and

7.               To transact such other business as may be properly brought before the Meeting.

Further details of the above matters are set out in the attached Information Circular.

DATED at Richmond, British Columbia, this 21st day of March, 2007.

By Order of the Board of Directors

“David G. McLennan”
David G. McLennan,
Chief Financial Officer and Secretary

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on March 23, 2007 are entitled to notice of the Meeting and only those holders of common shares of the Corporation of record at the close of business on March 23, 2007 are entitled to vote at the Meeting.  Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computer Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

SIERRA WIRELESS, INC.

13811 Wireless Way

Richmond, British Columbia Canada V6V 3A4

INFORMATION CIRCULAR

As at March 21, 2007

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of Sierra Wireless, Inc. (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of shareholders of the Corporation (and any adjournment thereof) to be held on Wednesday, May 2, 2007 at 10:00 a.m. (Vancouver time) at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.

Appointment of Proxyholder

The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation.  A shareholder may appoint some other person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting.  To exercise this right, the shareholder may either insert the name of such other person in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or company whose name appears on the books and records of the Corporation is a registered shareholder.  A non-registered shareholder is a beneficial owner of common shares of the Corporation whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders

A registered shareholder can vote common shares of the Corporation (“Common Shares”) owned by it at the Meeting either in person at the Meeting or by proxy.  A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Information Circular.  Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting.  A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail.  A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computer Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile.  A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computer Investor Services Inc. at 1-888-249-7775 (toll free in North America) or (416) 263-9524 (International).

To be effective, a proxy must be received by Computershare no later than 10:00 a.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

Non-Registered Shareholders

The Corporation has distributed copies of this Information Circular to intermediaries for distribution to non-registered shareholders.  Unless the non-registered shareholder has waived his rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, following the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocation of Proxy

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite

2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 10:00 a.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computer Investor Services Inc. as aforesaid at any time up to 10:00 a.m. (Vancouver time) two (2) days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above under the heading “Appointment of Proxyholder” and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority

Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the proxy or if such instructions are unclear, shares represented by the form of proxy will be voted in favour of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business.  At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Information Circular, no director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Voting Securities and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of common shares in the capital of the Corporation of which, as of the date of this Information Circular, 25,731,616 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one (1) vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares issuable in series, of which none are issued and outstanding.

Any shareholder of record at the close of business on March 23, 2007 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of Auditors

At the meeting, holders of Common Shares will be requested to vote on the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and authorize the Audit Committee to determine their remuneration.  KPMG LLP have been the auditors of the Corporation since the fiscal year ended December 31, 1997.  For the fiscal years ended December 31, 2005 and 2006 the Corporation paid KPMG LLP fees as follows:

(in United States dollars)__	2005	2006
Audit services	$297,000	$357,000
Tax services	212,000	203,000
Audit-related services	23,000	51,000

Election of Directors

The term of office of each of the present directors expires at the Meeting.  The Board of Directors presently consists of eight (8) directors and it is intended to elect 8 directors for the ensuing year.  Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated, in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act.

The persons named below will be presented for election at the Meeting as Management’s nominees for the Board of Directors, and the proxyholders named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate presenting for election any person other than these nominees but, if for any reason Management does present another nominee for election, the proxyholders named in the accompanying form of proxy reserve the right to vote for such other nominee in their discretion unless the shareholder has specified otherwise in the form of proxy.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their present principal occupations, their principal occupation within the five preceding years and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Name, Position and Residence	Principal Occupation or Employment	Director Since	No. of Common Shares

Jason W. Cohenour President, CEO and Director Washington, U.S.A.

President and Chief Executive Officer of the Corporation from October 2005 to present; Chief Operating Officer of the Corporation from August 2004 to October 2005; Senior Vice President, Worldwide Sales of the Corporation from 2000 to August 2004

		October 2005	39,175 (1)

Gregory D. Aasen† Director British Columbia, Canada

Chief Strategy Officer of PMC-Sierra, Inc. from September 2005 to present; Vice-President and General Manager, Communication Products Division of PMC-Sierra, Inc. from 2004 to September 2005; Chief Operating Officer of PMC-Sierra, Inc. from 1997 to 2004 and Chief Technology Officer of PMC-Sierra, Inc. from 2003 to 2004

		December 1997	20,000 (2)

Paul G. Cataford*‡ Director Alberta, Canada

President and Chief Executive Officer of University Technologies International Inc. from 2004 to present; Managing Partner of HorizonOne Asset Management from December 2002 to 2004; Consultant from March 2002 to December 2002; Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. from 2001 to 2002

		July 1998	3,988 (3)

Peter Ciceri*† Director British Columbia, Canada

President of Custom House Global Foreign Exchange from January 2007 to present; Corporate Director and principal of Peter Ciceri & Associates Executive Coaching and Business Counselling Services from 2001 to present

		February 2000	6,000 (4)

Charles E. Levine† ‡ Chairman and Director California, U.S.A.	Independent Outside Director; President and Chief Operating Officer of Sprint PCS from 2000 to 2002	May 2003	9,500 (5)

S. Jane Rowe* Director Ontario, Canada

Executive Vice-President, Domestic Personal Lending and Insurance of Scotiabank, President and CEO of Scotia Mortgage Corporation and Vice Chairman of Maple Trust Company from May 2006 to present; Vice Chairman of Travelers Leasing Corporation from February 2007 to present; President and Chief Executive Officer of Roynat Capital from 2004 to 2006; Senior Vice President, Global Risk Management Division of Scotiabank from 2002 to 2004; Managing Director and Co-Head of Scotia Merchant Capital Corporation from 1997 to 2002

		March 1998	45,156 (6)

David B. Sutcliffe ‡ Director British Columbia, Canada	Corporate director. Chief Executive Officer of the Corporation from May 1995 through October 2005	June 1995	167,337 (7)

Kent Thexton† Director British Columbia, Canada

Executive Chairman of SEVEN Networks, Inc. from November 2006 to present; President and Chief Executive Officer of SEVEN Networks, Inc. from April 2004 to October 2006; Chief Data and Marketing Officer of O2 and President of O2 Online from 2001 to 2004

		March 2005	Nil (8)

Notes:

*                 Member of the Audit Committee.

†                  Member of the Human Resources Committee.

‡      Member of the Governance and Nominating Committee.

(1)          Excludes options to purchase an aggregate of 306,050 Common Shares at prices ranging from U.S.$8.84 per Common Share to U.S.$25.64 per Common Share.

(2)          Excludes options to purchase an aggregate of 35,000 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$34.11 per Common Share.

(3)          Excludes options to purchase an aggregate of 32,812 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$34.11 per Common Share.

(4)          Excludes options to purchase an aggregate of 45,000 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$34.11 per Common Share.

(5)          Excludes options to purchase an aggregate of 46,000 Common Shares at prices ranging from U.S.$3.90 per Common Share to U.S.$25.64 per Common Share.

(6)          Excludes options to purchase an aggregate of 35,000 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$34.11 per Common Share.

(7)          Excludes options to purchase an aggregate of 93,958 Common Shares at prices ranging from Cdn.$3.50 per Common Share to Cdn.$34.11 per Common Share.

(8)          Excludes options to purchase an aggregate of 26,000 Common Shares at prices ranging from Cdn.$9.99 per Common Share to Cdn.$14.64 per Common Share.

Approval of the Continuation and Amendment and Restatement of the Incentive Stock Option Plan

Background

The shareholders and directors of the Corporation have previously approved the current Amended and Restated 1997 Stock Option Plan (the “1997 Plan”) under which directors, officers and employees of the Corporation may be granted options to acquire Common Shares.  The Corporation adopted and Shareholders approved this 1997 Plan on February 14, 1997 and it was amended with Shareholder approval on November 11, 1998, May 17, 1999, May 5, 2000, April 20, 2001, April 18, 2002 and April 25, 2005.  The principal purpose of the 1997 Plan is to provide incentives to attract, retain and motivate high-calibre persons whose contributions are important to the success of the Corporation.

Proposed Amendment to the Incentive Plan

The Board of Directors would like to amend the 1997 Plan to ensure its compliance with certain recent amendments to Toronto Stock Exchange Policies and to correct certain anomalies.  The proposed amendments to the 1997 Plan are indicated in the copy of the 1997 Plan attached to this Information Circular as Appendix A.  The proposed amended and restated 1997 Plan must be approved by a majority of not less than 50% of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the resolution.  The full text of the resolution to amend the 1997 Plan is set out in Appendix B to this Information Circular.

Recommendation of the Directors

The Board of Directors of the Corporation has unanimously concluded that the proposed amendment to the 1997 Plan is in the best interest of the Corporation and its Shareholders, and recommends that Shareholders vote IN FAVOUR of the resolution to amend the 1997 Plan.  The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all common shares held by them in favour of the amendment of the 1997 Plan.

Approval of the 2007 U.S. Restricted Stock Plan

Background

The Corporation intends to implement restricted stock plans, designed to further the growth and profitability of the Corporation by encouraging common share ownership and increasing incentives to attract, retain and motivate eligible employees and board members (“Participants”) of the Corporation, its subsidiaries and affiliates.  There are two restricted stock plans, one for Canadian and other non-U.S. employees (the “2007 Canadian RSP”) and one for U.S. employees (the “2007 U.S. RSP” and, together with the 2007 Canadian RSP, the “2007 RSP”).  Pursuant to TSX rules, shareholder approval for the 2007 Canadian RSP is not required, as Common Shares required to fund the Canadian RSP will be purchased over the facilities of the TSX and Nasdaq by an independent trustee.  The Board of directors has adopted the 2007 Canadian RSP and 2007 U.S. RSP, with the latter being subject to shareholder approval at the Meeting.  All capitalized terms used without definition under the heading “Approval of the 2007 U.S. Restricted Stock Plan” have the meanings ascribed to them in the 2007 U.S. RSP unless otherwise indicated.  A copy of the 2007 U.S. RSP is attached hereto as Appendix C.

Summary of the 2007 U.S. RSP

Administered by the Human Resources Committee of the Board (the “Committee”), the 2007 U.S. RSP is intended to permit the grant of restricted stock awards (“Awards”) representing shares in the Corporation’s common stock (“Share”), which shares are subject to restrictions on transferability and to forfeiture upon certain terms and conditions (“Restricted Stock”).

Subject to adjustment as provided in the 2007 U.S. RSP, the maximum number of Shares available for grants of Awards under the 2007 U.S. RSP shall be a rolling number equal to two (2) percent of the number of issued and outstanding common shares from time to time.  Shares awarded under the 2007 U.S. RSP may be either authorized but unissued Shares, authorized and issued Shares reacquired and held as treasury Shares or a combination thereof.  Unless prohibited by applicable laws or exchange rules, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Corporation or any subsidiary or affiliate shall not reduce the Shares available for grants of Awards under the 2007 U.S. RSP.

The Committee shall have all powers and discretion necessary or appropriate to administer the 2007 U.S. RSP and to control its operation.  Awards may be granted to participants at such times, and subject to such terms and conditions, as determined by the Committee in its sole discretion.  Unless the Committee determines otherwise, Shares of restricted stock shall be held by the Corporation, as escrow agent during the period in which such restricted stock is subject to forfeiture and/or restrictions on transferability (“Period of Restriction”).  Unless provided otherwise in an individual Award agreement, a grant of Restricted Stock shall vest in three (3) equal instalments over a period of three (3) years.  Upon the termination of a Participant’s employment or other service relationship with the Corporation, all Shares of unvested Restricted Stock shall revert back to the Corporation, subject to certain exemptions for termination, death, disability and/or change of control.  The Committee, in its sole discretion, may impose such other restrictions on Shares subject to an Award as it may deem advisable or appropriate.

The 2007 U.S. RSP must be approved by a majority of not less than 50% of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the resolution.  The full text of the resolution to adopt the 2007 U.S. RSP is set out in Appendix D to this Information Circular.

Recommendation of the Directors

The Board of Directors of the Corporation has unanimously concluded that the implementation of the 2007 U.S. RSP is in the best interest of the Corporation and its Shareholders, and recommends that Shareholders vote IN FAVOUR of the resolution to adopt the 2007 U.S. RSP.  The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all common shares held by them in favour of the amendment of the 2007 U.S. RSP.

Minimum Share Ownership Guidelines

Subject to approval of the 2007 U.S. RSP by shareholders and upon implementation of both the 2007 Canadian RSP and 2007 U.S RSP (the “Effective Date”), minimum share ownership guidelines have been established for executives at the level of Senior Vice President or higher (the “Senior Executive”).  Each of these individuals is expected to own a minimum number of the Corporation’s Shares that is equal to the lesser of:

•                  An amount equal to two (2) times annual base salary in the case of the President and Chief Executive Officer, and an amount equal to one (1) times annual base salary in the case of each other Senior Executive, divided by the fair market value of our Shares, or

•                  48,000 Shares for the President and Chief Executive Officer and 12,000 Shares for each other Senior Executive.

Existing Senior Executives are expected to achieve the share ownership levels within five (5) years from the Effective Date.  Going forward, new Senior Executives will have five (5) years from their first appointment to comply with the guidelines.

Failure to meet or maintain these ownership requirements may result in a reduction in future long-term incentive awards and/or other compensation.  There may be instances in which these stock ownership guidelines would place a hardship on the Senior Executive.  If such an instance occurs, the Board may consider and approve an alternative stock ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  We expect such instances to be rare.

These guidelines shall be administered by the Governance and Nominating Committee of the Board.  This committee shall have the discretion to submit for approval by the Board, and the Board may at any time approve amendments or modifications to these guidelines.

In conjunction with these guidelines for Senior Executives, the Board intends to put in place minimum share ownership guidelines for members of the Board of Directors as well, prior to the Effective Date.

CORPORATE GOVERNANCE DISCLOSURE

Introduction

National Instrument 58-101 requires each issuer to include the corporate governance disclosure required by Form 58-101F1 in each Information Circular furnished with the solicitation of proxies by management.  Our disclosure, in compliance with Form 58-101F1, is as follows:

1.                                      Board of Directors (the “Board”)

The Board oversees the Corporation’s business and affairs and the conduct of business by senior management and acts in accordance with the Canada Business Corporations Act, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, the policies of the Corporation, the written mandate of the Board and written mandates of the Board committees and the Corporation’s Code of Business Conduct and Ethics.

The Board presently consists of eight (8) directors.  A brief biography of each of the eight (8) nominee directors can be found on pages 5 and 6 of this Information Circular.  Of our eight (8) current directors, six (6) directors, or 75%, being a majority of the Board, are “independent” directors within the meaning of Multilateral Instrument 52-110: Gregory D. Aasen, Paul G. Cataford, Peter Ciceri, Charles E. Levine, S. Jane Rowe and Kent Thexton.  Assuming that our eight (8) nominee directors, and no other persons, will be elected to the Board at the Meeting, the percentage of independent directors will remain unchanged.  None of these directors has a direct or indirect material relationship with the Corporation.

Jason W. Cohenour and David B. Sutcliffe are the two (2) directors of the Corporation who are not independent directors.  Mr. Cohenour is the Corporation’s President and Chief Executive Officer.  Mr. Sutcliffe retired as the Corporation’s President and Chief Executive Officer in October 2005 and will not be considered an independent director for a period of three years following his retirement.

Members of our Board are directors of the following other reporting issuers:

Director	Reporting Issuer

Paul G. Cataford	CSI Wireless Inc. — TSX

Jason W. Cohenour	Epic Data International Inc — TSX (Audit, HR Committee)

David B. Sutcliffe	Ballard Power Systems Inc. — TSX, NASDAQ (Management, Development, Nominating and Compensation, Audit Committees)

Kent Thexton	Redknee Inc. — AIM UK (Chairman)

It is the practice of the Board for the non-management board members to meet without management at many of the regularly scheduled Board meetings.  For the year ending December 31, 2006, six (6) of the eleven (11) Board meetings included a meeting of only the non-management directors as part of the agenda.  During these sessions, the non-management directors discussed the business matters of the Corporation including, among other things, business plans, budgets, expenditures, financial performance, opportunities and business execution and implementation by management.  As Chair of the Board, Mr. Levine typically communicates with management regarding the discussions of the non-management directors where appropriate.

Mr. Levine is an independent director and is neither chair of the board nor lead independent director of any other organization.  The Chair of the Board is responsible for the overall leadership and management of the Board.  The Chair of the Board is a non-executive position and is at all times independent of management.  As set out in the Position Description, the key responsibilities of the Chair of the Board include:

•                                    Providing leadership to enhance Board effectiveness

•                                    Managing the activities of the Board and ensuring coordination among committees of the Board

•                                    Ensuring that the respective roles of the Board and management are well delineated

•                                    Acting as a liaison between the Board and management

•                                    Ensuring that the Board has the information it needs to be effective

•                                    Ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation

•                                    Representing the Corporation on particular matters identified by the Board or management with stakeholders

•                                    Leading by example and setting a high standard of integrity

For the year ending December 31, 2006 the Corporation held eleven (11) Board meetings.  The attendance at Board and committee meetings by the directors is summarized below.

Director	Attendance at Board Meetings	Attendance at Committee Meetings
Gregory D. Aasen	11 of 11	HR Committee: 8 of 8
Paul G. Cataford	11 of 11	Audit Committee: 5 of 5 GNC Committee: 5 of 5
Peter Ciceri(1)(2)	11 of 11	Audit Committee: 5 of 5 GNC Committee: 3 of 5 HR Committee: 6 of 8
Jason W. Cohenour	11 of 11	N/A
Charles E. Levine(1)	11 of 11	GNC Committee: 3 of 5 HR Committee: 8 of 8
Nadir Mohamed(3)	1 of 11	Audit Committee: 3 of 5
S. Jane Rowe	11 of 11	Audit Committee: 5 of 5
David B. Sutcliffe(4)	9 of 11	GNC Committee: 4 of 5
Kent Thexton(5)	10 of 11	HR Committee: 6 of 8

(1)          Charles Levine replaced Peter Ciceri on the Governance and Nominating Committee on September 19, 2006.  Mr. Levine attended 3 of 3 meetings that occurred after he joined the Governance and Nominating Committee.

(2)          Peter Ciceri was an observer at the first three Audit Committee meetings and joined the Audit Committee on July 27, 2006.

(3)          Nadir Mohamed did not stand for re-election at the April 26, 2006 Annual General Meeting.

(4)          David Sutcliffe joined the Governance and Nominating Committee on January 18, 2006.

(5)          Kent Thexton joined the HR Committee on February 6, 2006.

2.                                      Board Mandate

The roles and responsibilities of Board are set out in the Mandate of the Board of Directors, as follows:

The board of directors of Sierra Wireless will explicitly assume responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, will assume responsibility for the following matters:

(a)                      selecting the CEO for the Company, setting the parameters within which the CEO operates, coaching the CEO, setting the CEO compensation and taking remedial action where warranted;

(b)                     monitoring and assessing the performance of the CEO and ensuring that succession planning is in place;

(c)                      approving choices of the CEO for the executive management team, ensuring that appropriate training of the executive management team occurs, monitoring the performance of the executive management, and ensuring that succession planning is in place for executive management positions;

(d)                     to the extent feasible, taking reasonable steps to satisfy itself: (i) as to the integrity of the CEO and executive management; and (ii) that the CEO and executive management create a culture of integrity throughout the Corporation;

(e)                      adopting a strategic planning process for the Corporation and approving, on at least an annual basis, a strategic plan that takes into account an identification of business opportunities and business risks;

(f)                        identifying principal risks of the Corporation’s business and ensuring that the Corporation has in place appropriate systems for risk assessment and risk management;

(g)                     ensuring that the Corporation has in place appropriate systems for internal controls and management information systems, monitoring performance against agreed benchmarks and assuring the integrity of financial reports;

(h)                     adopting a communications policy for the Corporation;

(i)                         developing the Corporation’s approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation; and

(j)                         providing assurance to shareholders and stakeholders concerning the integrity of the Corporation’s reported financial performance.

The Board shall establish measures to receive feedback from shareholders and stakeholders.  The designated Corporation contacts will be the CEO, the CFO and, where appropriate, the Chair of the Board.

The Board accepts full responsibility for its own growth and development, education and training, conduct and discipline of individual members and for regular performance reviews and relevant actions.

The Board shall be convened not less frequently than five times per year.  Individual Board members are expected to attend all meetings in their entirety, to prepare as directed by the published agenda, and to serve on committees as appropriate/ requested.

The Governance and Nominating Committee is responsible for monitoring compliance with the Board Mandate.  The Board Mandate is reviewed and updated (where appropriate) on an annual basis.

The aforementioned Mandate of the Board and the full text of following committee Mandates are posted on Investors section of the Corporation’s website at http://www.sierrawireless.com:

•                                          Mandate — Governance and Nominating Committee (“GNC”)

•                                          Mandate — Audit Committee

•                                          Mandate — Human Resources Committee (“HR Committee”)

3.                                      Position Descriptions

The Board has adopted and approved written Position Descriptions for the Chair of the Board and the Chair of each committee of the Board as follows:

•              Position Description — Chair, Governance and Nominating Committee;

•              Position Description — Chair, Audit Committee;

•              Position Description — Chair, Human Resources Committee.

Each committee Chair Position Description sets out the qualifications to be met to be appointed Chair of the particular committee and the responsibilities and specific duties of the Chair.

The full text of the Position Descriptions for the Chair of the Board and for the chair of each of the above three committees are attached as Appendix E to this Information Circular.

In addition, the Board and the CEO have developed, and the Board has approved, a Position Description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•                  Developing, implementing and assessing the effectiveness of corporate strategy and business plans.

•                  Providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans.

•                  Representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others.

•                  Recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors.

•                  Establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

In addition, the Board is responsible for:

•                  Selecting the CEO of the Company, setting the parameters within which the CEO operates, coaching the CEO, setting the CEO’s compensation and taking remedial action where warranted;

•                  Developing and approving the corporate goals and objectives that the CEO is responsible for achieving;

•                  Monitoring and assessing the performance of the CEO; and

•                  Ensuring that succession planning is in place.

4.                                      Orientation and Continuing Education of Directors

The Governance and Nominating Committee provides leadership for the Board’s director orientation and education programs, soliciting input from the Board and ensures that each new director fully understands the role of the Board, the Board committees and his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee.  As required, this is accomplished by an orientation program that includes meetings with the Board Chair, Committee Chairs and with members of management and, where necessary, with industry subject matter experts to better understand the nature and operation of the Corporation’s business and its products and its corporate governance.

Each Board member is expected to ensure that his or her knowledge and understanding of the Corporation’s business remains current.  Management makes regular presentations to the Board on the key areas of the Corporation’s business.  Directors are invited to tour the Corporation’s facilities and meet with executive and operational management throughout the term of each director’s tenure.

Directors are encouraged to take professional development courses to enhance their skills as directors, at the Corporation’s expense.

5.                                      Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) which sets out the standards of business practice and principles of behaviour that support our commitment to promote integrity and deter wrongdoing.  The Code applies to every director, officer, employee and independent contractor of the Corporation and its subsidiaries.  The Code states the Corporation’s commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with the Corporation’s Whistleblower Policy, Insider Trading Policy, Disclosure Policy, and Employee Policy and Procedure Manual.  In addition, each director, officer, employee and independent contractor of the Corporation executes our Conflict of Interest Agreement, Confidentiality Agreement and Harassment Prevention Policy at the time of first hire or engagement.

The Code is reviewed annually by the Governance and Nominating Committee and updates, as required, are approved by the Board.

The full text of the Code is filed on SEDAR at www.sedar.com and is posted on the Corporation’s website at http://www.sierrawireless.com/corporate/investors.aspx.  Under the Code, all suspected or potential violations of the Code must be reported (openly or anonymously) to an executive officer of the

Corporation.  In addition, as outlined below and pursuant to the Whistleblower Policy, suspected or potential violations of the Code of an accounting or financial nature may also be reported (openly or anonymously) to the Chair of the Audit Committee.  Violations of the Code will not be tolerated; the Code describes the sanctions for any violation.

Compliance with the Code is monitored by management.  Issues are dealt with on a case by case basis by senior management.  Any Whistleblower activity is monitored by the Audit Committee and is reviewed quarterly as per the Committee’s mandate.

For the financial year ended December 31, 2006, no waivers from the Code were requested by any director or executive officer; accordingly no material change reports were filed in this regard.

As required by the Code and the Canada Business Corporations Act (“CBCA”), each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  Under the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.

As a reporting issuer, the integrity of our financial information is one of our paramount concerns.  The Corporation’s Whistleblower Policy sets out the procedures to address any complaints by employees or independent contractors of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee.

The Board believes that, through its structure, policies and actions, it holds itself to a very high standard, which sets a strong “tone at the top” example promoting ethical business conduct

6.                                      Nomination of Directors

The Governance and Nominating Committee regularly reviews the skills and experience of the Board to ensure a suite of talents that most fully supports the goals of the Corporation to build shareholder value.  The Board recruits new directors on an “as-needed” basis and it is the responsibility of the Governance and Nominating Committee to identify, evaluate and recommend nominees to the Board.  In identifying new candidates for nomination to the Board, the Governance and Nominating Committee, with the assistance of the Board members, defines the particular attributes required of each new director, after considering the strategic plans of the Corporation and the competencies and skills of the existing directors.  In general terms this takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, corporate governance experience and the ability to make an appropriate time commitment.  Once the particular qualifications are determined, the Governance and Nominating Committee may engage a recruitment agency to assist in the identification of potential candidates.

The Governance and Nominating Committee has increased its membership from two (2) directors to three (3) directors.  The addition of a third director reflected the desire of the Board to apply additional resources in the area of corporate governance as well as to avail itself of the knowledge and experience of an additional director.  Of the three members, Messrs. Levine and Cataford are independent directors as defined by the Multilateral Instrument 52-110.  The third and newest member, Mr. Sutcliffe is not an independent director.  It is the collective view of the Board that Mr. Sutcliffe’s experience and knowledge in the area of corporate governance makes him a valuable contributor to the Committee.  It was also deemed unnecessary from an efficiency perspective to split the Governance and Nominating Committee in two so that a stand alone Nominating Committee could be comprised of entirely independent directors.  The Board believes the current structure, with the majority of directors being independent, is appropriate in this instance and that the nomination process will continue to be an objective process.

The responsibilities, powers and operation of the Governance and Nominating Committee are set out in the Mandate of the Governance and Nominating Committee and include ensuring complete disclosure of the Corporation’s system of corporate governance and general disclosure of the operation of the system on an annual basis, or as otherwise required, monitoring applicable corporate governance requirements and ensure compliance and required disclosure by the Corporation, proposing to the Board director nominees who meet the Board’s pre-determined qualifications, ensuring there are appropriate orientation and ongoing education and training programs in place for directors, proposing to the Board the members of each committee of the Board and the Chair of each committee, ensuring that the Board and all committees of the Board have documented mandates and that the mandates are reviewed and reassessed at least annually and carrying out a process to assess the effectiveness of the Board and the committees of the Board, relative to their respective mandates, and the contribution of individual directors.

7.                                      Compensation and the Human Resources Committee

The Human Resources Committee (“HR Committee”) is comprised of four (4) directors, Messrs. Aasen (Chair of the Human Resources Committee), Ciceri, Levine and Thexton, all of whom are independent directors as defined by Multilateral Instrument 52-110.

The Human Resources Committee determines the compensation of all officers and directors of the Corporation.  This is reviewed annually.  Target compensation is determined by comparing total compensation to that of a peer group of companies on a position-by-position basis (the “benchmark”).  Benchmark data is collected from peer group proxy information, and where applicable this data is augmented by recognized compensation survey data.  The variable component of compensation for officers is dependent on achieving certain goals which are set by the Committee.

The responsibilities, powers and operation of the Human Resources Committee are set out in the Mandate of the Human Resources Committee and include developing compensation policies and practices for all employees of the Corporation, reviewing and recommending to the Board the compensation of the CEO, all directors and the other executive officers, reviewing and recommending to the Board the annual performance objectives and corporate goals for the CEO, ensuring the development, implementation and administration of Company-wide benefits and all equity based compensation plans, reviewing and recommending policies relating to the recruitment, training development and evaluation of employees, creating the CEO job description, reviewing succession planning for senior executives and the evaluation of the senior executives, based on the CEO’s assessment.

For 2005 and 2006 the HR Committee engaged Longnecker & Associates (“L&A”) to review the Corporation’s compensation practices for directors and officers.  The most recent engagement was completed in January 2007.  L&A was instructed to conduct an independent, third party compensation review and provide analyses, conclusions and recommendations.  L&A’s approach in conducting these engagements was to: (1) review the Corporation’s total direct compensation; (2) assess the competitiveness of compensation as compared to the peer group and where appropriate published survey data, and (3) provide conclusions and recommendations.  During 2006, L&A was also engaged to assist with the analysis of the Corporation’s long-term incentive vehicles to augment the Corporation’s existing long-term incentive plan.  At present the Corporation’s long term incentive is comprised solely of stock options.  As a result of this study, Shareholders are being asked to approve the 2007 U.S. RSP at this year’s meeting.  See “Matters to be Acted Upon at the Meeting — Approval of 2007 Restricted Stock Plan”.

8.                                      Other Board Committees

Disclosure concerning the Board of Directors’ Audit Committee is set out in the Corporation’s Annual Information Form for the financial year ended December 31, 2006 (the “AIF”) under the heading “AUDIT COMMITTEE”.  The AIF is available on SEDAR at www.sedar.com

9.                                      Assessments

The Governance and Nominating Committee evaluates the effectiveness and contribution of the Board of Directors, committees of the Board, individual directors, the Chair of the Board and Chairs of the committees.  The directors of the Corporation complete, on an annual basis, a board assessment questionnaire in which they provide feedback on the quality of corporate governance by the Board and management of the Corporation.  The questionnaire covers a variety of issues including the composition of the Board of Directors, the effectiveness of the Board and its committees and the quality of the Board’s relationship with management of the Corporation.  The questionnaire also canvasses opinions with respect to Board composition and number of Board members to ensure that the Board reflects the appropriate breadth of expertise.  In addition, on an annual basis, each director completes a self-assessment questionnaire.  The Governance and Nominating Committee presents a summary of the findings of both questionnaires to the Board of Directors and recommends any changes to enhance the performance of the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of the compensation earned during each of the last three financial years by the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer earning a combined salary and bonus in excess of Cdn. $150,000 (all such officers are hereafter collectively called the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE (1)

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus(2) ($)	Other Annual Compen- sation(3) ($)	Securities Under Options Granted(4) (#)	Restricted Shares ($)	Long Term Incentive Plan Payments ($)	All Other Compen- sation(5) ($)
	2006	367,567	282,313	18,661	75,000	—	—	6,600
Jason W. Cohenour (6)
President and Chief	2005	292,615	13,750	55,337	125,000	—	—	6,300
Executive Officer
	2004	247,554	245,377	18,000	106,050	—	—	—

David G. McLennan (7)	2006	249,647	144,164	—	40,000	—	—	2,515
Chief Financial Officer
	2005	233,898	6,579	—	25,000	—	—	6,813

	2004	174,122	74,292	79,295	62,500	—	—	—

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus(2) ($)	Other Annual Compen- sation(3) ($)	Securities Under Options Granted(4) (#)	Restricted Shares ($)	Long Term Incentive Plan Payments ($)	All Other Compen- sation(5) ($)
James B. Kirkpatrick (8)	2006	235,620	172,774	—	40,000	—	—	6,600
Chief Technical Officer
	2005	235,620	8,516	—	40,000	—	—	6,300

	2004	226,126	167,392	—	—	—	—	—

Trent H. Punnett (9)	2006	176,274	84,825	—	30,000	—	—	—
Senior Vice-President,
Marketing and	2005	158,801	3,871	—	25,000	—	—	—
Corporate Development

Notes:

(1)          All dollar amounts in the Summary Compensation Table and footnotes are reflected in United States dollars, unless otherwise indicated.  The following rates of exchange, being the averages for the respective fiscal year, were used to convert Canadian dollar amounts to United States dollar amounts for the fiscal years indicated:  2006 — 1.135; 2005 — 1.211; 2004 — 1.306.

(2)          Bonuses are generally granted pursuant to the management performance incentive plan to reward management team performance and are based on management objectives and factors including actual revenues and profits versus budgeted revenues and profits.  Bonuses may also be granted to reward outstanding performance.  Compensation is reported on the basis of compensation earned rather than paid.

(3)          Other annual compensation includes vacation payouts and the value of perquisites and other personal benefits relate to moving compensation, car allowances and/or personal tax return preparation fees.

(4)          All options were granted under the Corporation’s Amended and Restated 1997 Stock Option Plan (the “Stock Option Plan”).

(5)          All other compensation represents payments to individual officer’s 401(k) or registered retirement savings plans.

(6)          Mr. Cohenour became President and Chief Executive Officer effective October 28, 2005.  Mr. Cohenour’s other annual compensation in 2005 includes $35,759 for vacation payout and $18,000 for car allowance.

(7)          Mr. McLennan joined the Corporation in March 2004.  Mr. McLennan’s other annual compensation in 2004 includes $78,907 for relocation expenses.

(8)          Mr. Kirkpatrick was previously the Senior Vice-President, Engineering of the Corporation from August 2003, when he joined the Corporation, until September 2004.

(9)          Mr. Punnett was previously the Vice-President, Marketing from January 17, 2005, when he joined the Corporation, until February 2006.

Indebtedness of Directors and Senior Officers

As of the date hereof, there is no material indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Information Circular, no informed person (as that term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Executive Officer Agreements

The Corporation has entered into executive employment agreements with each of the Named Executive Officers under which each such executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the management bonus program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.

In the event of the termination of the Named Executive Officer’s employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 18 months, in the case of Mr. Cohenour, and 12 months, in the case of Mr. McLennan, Mr. Kirkpatrick and Mr. Punnett, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months working notice.  In lieu of working notice the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.

In addition, the executive employment agreements for the Named Executive Officers provide that if the Named Executive Officer’s employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by the Named Executive Officer for “good reason”), the Corporation will provide such executive an amount equal to 24 months compensation, in the case of Mr. Cohenour, and 18 months compensation in the case of Mr. McLennan, Mr. Kirkpatrick and Mr. Punnett and all unvested shares held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.

Other Compensation Matters

During the most recently completed financial year, the only long-term incentive awards made to Named Executive Officers of the Corporation were stock option grants. In 2005, the Corporation implemented a program of contributions to individual employee’s retirement savings plans.  This program is available to all employees and is subject to specified annual contribution limits.  Contributions made by the Corporation on behalf of Named Executive Officers are included the Summary Compensation Table under the column “All Other Compensation”.  There were no other pension plan benefits in place for any of the Named Executive Officers.

Stock Options

Under the Stock Option Plan, the Board of Directors is authorized, in its discretion, to grant options to purchase Common Shares to members of the Board of Directors, senior officers and employees of the Corporation and its subsidiaries.

The Stock Option Plan provides that options to acquire Common Shares may, at the discretion of the Board of Directors, provide at the time of the grant that the option may not be exercised except in accordance with such limitations based on the passage of time after the option is granted, the satisfaction of performance criteria relating generally to the Corporation or particularly to the optionee, or the satisfaction or fulfillment of any other conditions (or any combination of the foregoing).  Options granted under the Stock Option Plan are non-transferable and subject to early termination in the event of the optionee ceasing to be an officer or employee or in the event of death.  The Board of Directors may, at its discretion, permit early exercise of options.

Options to Purchase Securities

There were options to purchase an aggregate of 185,000 Common Shares of the Corporation granted during the fiscal year ended December 31, 2006 to the Named Executive Officers as described in the table below.

Name	Common Shares Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Common Share	Market Value of Common Shares Underlying Options on the Date of Grant ($/Common Share)	Expiration Date
Jason W. Cohenour	75,000	13.21%	U.S. $12.74	U.S. $12.74	February 6, 2011
David G. McLennan	40,000	7.05	Cdn. $14.64	Cdn. $14.64	February 6, 2011
James B. Kirkpatrick	40,000	7.05	U.S. $12.74	U.S. $12.74	February 6, 2011
Trent H. Punnett	30,000	5.28	Cdn. $14.64	Cdn. $14.64	February 6, 2011

(1)          Options vest over four (4) years, with the first 25% vesting on February 6, 2007, and the balance vesting in equal amounts at the end of each month thereafter.

Option Exercises and Notional Year-End Option Values

Options to purchase an aggregate of 60,133 Common Shares were exercised by Named Executive Officers during the fiscal year ended December 31, 2006 as described in the table below.  In addition, the notional value of unexercised but exercisable/unexercisable options at year-end is set out in the table below.  The value of unexercised in-the-money options is based on a price of Cdn.$16.40, the closing price of the Common Shares of the Corporation on The Toronto Stock Exchange on December 31, 2006.  In addition, certain Named Executive Officers are paid in Canadian dollars and the options granted to such officers are priced in Canadian dollars and converted to U.S. dollars for the purposes of the table below. On December 31, 2006, the exchange rate was U.S.$1.00 = Cdn.$1.1664.

	Common Shares Acquired	Aggregate Value	Number of Common Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
	on Exercise (#)	Realized (US$)	Exercisable (#)	Unexercisable (#)	Exercisable (US)	Unexercisable (US)
Jason W. Cohenour	41,333	$422,287	139,182	166,868	$255,763	$315,058
David G. McLennan	6,000	51,132	45,823	75,677	25,456	123,516
James B. Kirkpatrick	5,000	41,150	33,645	74,167	178,242	233,303
Trent H. Punnett	7,800	64,220	4,179	43,021	17,627	100,191

Composition of the Human Resources Committee

The Human Resources Committee of the Board of Directors increased its membership from three (3) to four (4) members in 2006.  The current members of the Human Resources Committee are Gregory D. Aasen (Chair), Peter Ciceri, Charles E. Levine and Kent Thexton, all of whom are independent directors within the meaning of Multilateral Instrument 52-110.  No member of the Human Resources Committee is or was during the most recently completed financial year, an officer or employee of the Corporation or any of its subsidiaries, nor was formerly an officer of the Corporation or any of its subsidiaries, nor had or has any relationship that requires disclosure under “Indebtedness of Directors and Executive Officers” or “Interest of Insiders in Material Transactions”.

Report on Executive Compensation

The Human Resources Committee (the “Committee”) has prepared the following report on compensation for the Chief Executive Officer and other executive officers.

The Committee is responsible for maintaining the integrity of all compensation programs and reviewing, and in certain cases recommending modifications to the Corporation’s executive base and annual incentive compensation programs.  The incentive plans will typically be awarded in the form of cash and security based compensation arrangements and are based on competitive practices of comparable companies and serve to align the interests of the executives with those of the Corporation’s shareholders.  From time to time, the Committee undertakes a comprehensive review of compensation plans for the Corporation’s senior executives.  Professional consultants are engaged to assist the Committee.  See Section 7 - “Compensation and the Human Resources Committee” in the Corporate Governance Disclosure portion of this Information Circular for activities involving compensation consultants in 2006.  These consultants conduct compensation surveys to develop comparable compensation groups and advise the Committee about the structuring of compensation arrangements.  The Committee considers the consultants’ recommendations in the compensation determinations.

The Committee also establishes levels of compensation for the Chief Executive Officer.  The Chief Executive Officer recommends compensation levels for other executive officers, which are then reviewed and approved by the Committee.  The Committee also approves or recommends to the Board of Directors the granting of discretionary stock option and cash bonus awards to certain executives, senior Management, and other key employees.

It is the policy of the Corporation to compensate its executive and senior Management employees for performance using three forms of remuneration: base salary, incentive cash awards and security based incentives.  Base salary and security based incentive awards are determined largely by reference to market conditions, while annual incentive cash awards will provide the opportunity for cash compensation for an identified group of employees based upon exceptional individual and team performance and the overall success of the Corporation in any given year.  Each annual incentive program provides cash bonus and security based incentive targets based upon the specific position’s level of responsibility and the position’s influence on the immediate and sustained growth of the Corporation, with final awards determined by a mix of individual, team and corporate performance.

Chief Executive Officer’s Compensation

The base salary of the Chief Executive Officer was determined by the Committee after considering various factors, including information that was available with respect to a comparable group of Canadian and U.S. public companies that manufacture communications equipment (the “Comparator Group”), received from the Corporation’s compensation consultants.  The bonus awarded to the Chief Executive Officer in 2006 recognized the financial performance of the Corporation and the achievement of corporate initiatives during that fiscal period.  In determining this award, the Committee referred to goals and objectives established annually and quarterly for the Chief Executive Officer.  The Chief Executive Officer’s total compensation is targeted at the median of the Comparator Group, adjusted to reflect experience and performance.  Approximately 67% of the bonus award is based on quantitative financial performance of the Corporation and 33% on the achievement of strategic corporate initiatives approved by the Board.

Presented by the Human Resources Committee:

Gregory D. Aasen

Peter Ciceri

Charles E. Levine

Kent Thexton

Share Performance Graph

The following graph compares the Corporation’s cumulative shareholder return on a Cdn.$100 investment in its Common Shares (made December 31, 2001) to the cumulative return of a comparable investment on S&P/TSX Composite Index.

	Dec 2001	Dec 2002	Dec 2003	Dec 2004	Dec 2005	Dec 2006
Sierra Wireless, Inc.	100.00	23.00	68.80	70.77	42.90	54.67
S&P/TSX Composite Index	100.00	86.03	106.93	120.27	146.61	167.89

Assuming an investment of Cdn. $100 and the reinvestment of dividends

Compensation of Directors

As at December 31, 2006, remuneration for directors of the Corporation who were not officers of the Corporation is as follows:

Annual Retainer	U.S.$25,000

Additional Compensation:
Chairman’s Retainer	U.S.$25,000
Committee Member	U.S.$6,000
Committee Chair	U.S.$6,000

Board or committee meeting — in person	U.S.$1,500
Board or committee — conference call	U.S.$500

Directors are limited to one meeting participation fee payable per calendar day.  In aggregate, directors earned fees of U.S.$416,333 for the financial year ended December 31, 2006. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

All non-management directors are eligible to participate in the Stock Option Plan.  On February 6, 2006, Gregory D. Aasen, Paul G. Cataford, Peter Ciceri, Charles E. Levine, S. Jane Rowe, David B. Sutcliffe and Kent Thexton were each granted 10,000 options to purchase common shares of the Corporation at an exercise price of Cdn.$14.64 (U.S.$12.74). Due to his appointment to Chairman of the Board, Charles E. Levine was granted 10,000 options to purchase common shares of the Corporation on June 2, 2006 at an exercise price of U.S.$17.20. All of the non-management directors, with the exception of David B. Sutcliffe who served as the Corporation’s CEO from May 1995 to October 2005, were independent directors of the Corporation at the time the options were granted.  Executive officers of the Corporation are not permitted to receive any compensation, including stock options, to which they might be otherwise entitled only by virtue of being directors of the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2006, the securities authorized for issuance under the Corporation’s Stock Option Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders (1)	1,971,772	Cdn. $16.64	599,061
Equity compensation plans not approved by securityholders	—	—	—
Total	1,971,772	Cdn $16.64	599,061

(1)             These securities represent common shares issuable upon the exercise of stock options granted under the Stock Option Plan.  Under the Stock Option Plan, the maximum number of shares available for issue under the plan is a rolling number equal to 10% of the number of issued and outstanding common shares from time to time, provided that after April 2005 no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the Stock Option Plan without the Corporation first obtaining shareholder approval.  Since the Stock Option Plan was amended in April 2005 through to December 31, 2006, 381,863 common shares have been added to the number of common shares currently available for issue under the plan, which are to be applied against the limit of 1,600,000 common shares.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance in the aggregate amount of U.S.$25 million, subject to a deductible in respect of corporate reimbursement of U.S.$1.0 million for each loss related to securities or entity related claims or U.S.$250,000 for non-securities related claims.

In the year ended December 31, 2006, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately U.S.$1.1 million.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2006 together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.  These financial statements form part of the accompanying annual report.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the auditor.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the shares represented by the proxy as the Board of Directors may recommend or as the Proxyholders, acting in their sole discretion, may determine.

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Richmond, British Columbia this 21st day of March, 2007.

On Behalf of the Board of Directors

“David G. McLennan”

David G. McLennan, Chief Financial Officer and Secretary

APPENDIX A

Amended and Restated Incentive Stock Option Plan

SIERRA WIRELESS, INC.

AMENDED AND RESTATED 1997 STOCK OPTION PLAN

History.  The 1997 Stock Option Plan approved by the Board on February 14, 1997, was amended by Amendment No. 1 effective as of February 19, 1998, by Amendment No. 2 effective November 11, 1998, by Amendment No. 3 effective May 17, 1999, by Amended No. 4 effective May 5, 2000, by Amendment No. 5 effective April 20, ~~2001 and~~2001, by Amendment No. 6 effective April 18, 2002 and by Amendment No. 5 effective April 25, 2005 (collectively, the “Original Plan”).  The Board, by its signature hereto, amends and restates the Original Plan, with effect as of ~~April 25, 2005.~~May 2, 2007.

Purpose.  The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or any subsidiary of the Company, by offering them an opportunity to participate in the Company’s future performance through awards of Options.

ARTICLE I
INTERPRETATION

1.1                          Definitions.  As used in this Plan, the following words and terms will have the following meanings:

(a)                                  “Board” means the board of directors of the Company;

(b)                                 “Committee” means the committee appointed by the Board to administer this Plan, or if no committee is appointed, the Board;

(c)                                  “Company” means Sierra Wireless, Inc. or any successor corporation;

(d)                                 “Disability” means the mental or physical state of an individual such that:

(i)                  the Board, other than such individual, ~~determine~~determines that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to ~~fulfil~~fulfill his or her obligations as an employee, independent contractor, consultant or director of the Company either for any consecutive 6 month period or for any period of 8 months (whether or not consecutive) in any consecutive 12 month period;

(ii)               a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs; or

(iii)            in connection with a Participant holding an incentive stock option (intended to qualify under section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”)), a condition in which the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than 12 months.

(e)                                  “Effective Date” means ~~April 25, 2005~~May 2, 2007;

(f)                                    “Eligible Person” means any person who is:

(i)                  a full-time employee or independent contractor of the Company, or a part-time employee or independent contractor of the Company working not less than 20 hours per week; or

(ii)               a consultant to the Company in respect of whom the Company is permitted to grant Options; or

(iii)            an Outside Director of the Company;

(g)                                 “Expiration Date” means the expiration date specified in the Stock Option Certificate; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Shares by the optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such Expiry Date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction.

(h)                                 ~~(g)~~“Exercise Price” means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option;

(i)                                     ~~(h)~~“First Vesting Date” means the first anniversary of the Start Vesting Date;

(j)                                     ~~(i)~~“Option” means an award of an option to purchase Shares hereunder.  To the extent so designated in the Stock Option Certificate, an Option may be an incentive stock option, intended to qualify under section 422 of the Code.  Only Participants who are actual employees of the Company (or a parent or subsidiary corporation, as defined in section 424 of the Code), as opposed to independent contractors or consultants, may receive incentive stock options;

(k)                                  ~~(j)~~“Outside Director” means every director of the Company who is not a full-time employee or independent contractor of the Company or a part-time employee or independent contractor of the Company working not less than 20 hours per week;

(l)                                     ~~(k)~~“Participant” means every Eligible Person who is approved for participation in the Plan by the Committee;

(m)                               ~~(l)~~“Plan” means this Amended and Restated 1997 Stock Option Plan, as further amended from time to time;

(n)                                 ~~(m)~~“Shares” means the Common Shares (of any series, if applicable) in the capital of the Company and include any shares of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed;

(o)                                 ~~(n)~~“Start Vesting Date” means that date, determined by the Board when, in respect to a particular grant of an Option under the Plan, vesting commences; and

(p)                                 ~~(o)~~“Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide continuous services as an employee, independent contractor, director or consultant to the Company.  An employee will not be deemed to have ceased to provide services in the case of:

(i)                  sick leave; or

(ii)               any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave

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is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing.

The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services and the effective date on which the Participant ceased to provide services (the “Termination Date”).  The foregoing notwithstanding, for Participants who possess incentive stock options, employment shall not be deemed to continue beyond the first 90 days of such leave, unless the Participant’s reemployment rights are guaranteed by statute or by contract.

ARTICLE II
THE PLAN/GRANT OF OPTIONS

2.1                          Number of Shares Available.  Subject to section 2.2 and Article 5, the total number of Shares reserved and available for grant and issuance pursuant to this Plan, as at the Effective Date, shall be a rolling number equal to 10% of the total issued and outstanding Shares from time to time, provided that no more than 4,136,118 Shares will be available for grant and issuance under the Plan without the Company first obtaining shareholder approval.  Subject to section 2.2 and Article 5, any unissued Shares in respect of which Options are granted but that are subject to issuance upon exercise of an Option but cease to be issuable under such Option for any reason (other than exercise of such Option), including without limitation, expiry of the Option or surrender of the Option pursuant to an option exchange program, will again be available for grant and issuance in connection with future Options granted under this Plan.  At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Options granted under this Plan.  Notwithstanding the foregoing: (i) the number of Shares reserved for issuance to any one person pursuant to Options granted under the Plan shall not exceed 5% of the issued and outstanding Shares; (ii) the number of Shares which may be reserved for issuance pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all insiders of the Company shall not exceed 10% of the Shares outstanding on a non-diluted basis from time to time; (iii) the number of Shares which may be issued pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to all insiders of the Company, within a one-year period, shall not exceed 10% of the Shares outstanding on a non-diluted basis from time to time; and (iv) the number of Shares which may be issued pursuant to the Plan (together with those Shares which may be issued pursuant to any other share compensation arrangement of the Company) to any one insider of the Company and such insiders’ associates, within a one-year period, shall not exceed 5% of the Shares outstanding on a non-diluted basis from time to time.

2.2                          Adjustment of Shares.  In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then:

(a)                                  the number of Shares reserved for issuance under the Plan; and

(b)                                 the number of Shares subject to outstanding Options; and

(c)                                  the Exercise Prices of outstanding Options;

will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a Share will not be issued but will either be: (i) paid in cash at the closing market price of the Shares on The Toronto Stock Exchange or the Nasdaq Global Market on the date of such aforementioned event; or (ii) rounded down to the nearest whole Share, as determined by the Committee.

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2.3                          Options.  The Committee may grant Options to Eligible Persons and will determine the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

(a)                                  Form of Option Grant.  Each Option granted under this Plan will be evidenced by a stock option agreement or stock option certificate (whether a stock option agreement or stock option certificate, called the “Stock Option Certificate”) which will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan;

(b)                                 Date of Grant.  The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee.  The Stock Option Certificate and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option;

(c)                                  Exercise Period.  Options may be exercisable, up to the Expiration Date ~~specified in the Stock Option Certificate~~, while the Participant is in continuous service and has not ceased to provide services to the Company and in accordance with the following vesting schedule (unless an alternate vesting schedule is determined by the Committee, acting in its sole discretion, with respect to any Participant and so noted in the Stock Option Certificate for such Participant or unless the vesting schedule is accelerated in accordance with the provisions of this Plan or such Participant’s employment agreement):

(i)                  subject to paragraph (ii), this Option shall not vest nor be exercisable with respect to any Shares until the First Vesting Date, on which date the Option will become vested and exercisable with respect to 12/48ths of the Shares and thereafter at the end of each full succeeding consecutive month after the First Vesting Date, the Option will become vested and exercisable as to an additional 1/48th of the Shares; and

(ii)               in the case of any employee on sick leave or any other approved leave of absence which is not a Termination hereunder, the Committee may make such provisions respecting suspension of vesting of the Option during the period of sick leave or leave of absence as it may deem appropriate, except that in no event may an Option be exercised after the expiration of the term set forth in the Stock Option Certificate.

If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share.  The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.  The option shall expire on the Expiration Date set forth in the Stock Option Certificate and must be exercised, if at all, on or before the Expiration Date.  In no event shall the Expiration Date be more than 10 years after the date of grant;

(d)                                 Exercise Price.  The Exercise Price of an Option will be determined by the Committee when the Option is granted and shall not be less than the closing market price of the Shares on The Toronto Stock Exchange ~~on~~or the ~~date prior to~~Nasdaq Global Market on the date of grant of the Option;

(e)                                  Method of Exercise.  Options may be exercised only by delivery to the Company of a written stock option exercise agreement (the “Exercise Agreement”) in a form approved by the Committee (which need not be the same for each Participant), stating the Participant’s election to exercise the Option, the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant’s investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price, and any applicable taxes, for the number of Shares being purchased.  If someone other than the Participant exercises the Option, then such person

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must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option.  The Option may not be exercised unless such exercise is in compliance with all applicable securities laws, as they are in effect on the date of exercise.

(f)                                    Termination.  Subject to earlier termination pursuant to Article 5 and notwithstanding the exercise periods set forth in the Stock Option Certificate, exercise of an Option will always be subject to the following:

(i)                  if the Participant is Terminated for any reason other than the Participant’s death or Disability, then the Participant may exercise such Participant’s Options, (but only to the extent that such Options would have been vested and exercisable upon the Termination Date), no later than three months after the Termination Date (but in any event, no later than the Expiration Date) or such other period as may be specified in the Stock Option Certificate; and

(ii)               if the Participant is Terminated because of the Participant’s death or Disability, then such Participant’s Options may be exercised, (but only to the extent that such Options would have been vested and exercisable by Participant on the Termination Date) by Participant (or Participant’s legal representative or authorized assignee), no later than 12 months after the Termination Date (but in any event no later than the Expiration Date) or such other period as may be specified in the Stock Option Certificate;

(g)                                 Limitations on Exercise.  The Committee may specify a reasonable minimum number of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable;

(h)                                 Modification, Extension or Renewal.  The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted; and

(i)                                     Issuance of Shares.  Provided that the Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of the Participant or Participant’s legal representative and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

ARTICLE III
ADMINISTRATION

3.1                          Committee Authority.  This Plan will be administered by the Committee or the Board acting as the Committee.  Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan including, without limitation, the authority to:

(a)                                  construe and interpret this Plan, any Stock Option Certificate and any other agreement or document executed pursuant to this Plan;

(b)                                 prescribe, amend and rescind rules and regulations relating to this Plan;

(c)                                  select Eligible Persons to receive Options;

(d)                                 determine the form and terms of Options and Stock Option Certificates, not inconsistent with the terms of the Plan;

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(e)                                  determine the Exercise Price of an Option;

(f)                                    determine the number of Shares to be covered by each Option;

(g)                                 determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other incentive or compensation plan of the Company;

(h)                                 grant waivers of Plan or Option conditions;

(i)                                     amend or modify each Option;

(j)                                     determine the vesting and exercisability of Options;

(k)                                  correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Certificate or any Exercise Agreement; and

(l)                                     determine whether an Option has been earned~~; and~~

~~(m)                               make all other determinations necessary or advisable for the administration of this Plan.~~.

3.2                          Committee Discretion.  Any determination made by the Committee with respect to any Option will be made in its sole discretion at the time of grant of the Option or, unless in contravention of any express term of this Plan or Option, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Option under this Plan.

ARTICLE IV
PRIVILEGES OF OWNERSHIP

4.1                          Voting and Dividends.  No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued as evidenced by the appropriate entry on securities register of the Company.  After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares.

4.2                          Non-Transferability of Options.  Options granted under this Plan, and any interest therein, may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent; provided however that with respect to any Option which is not an incentive stock option intended to qualify under section 422 of the Code, a Participant may transfer such Option to: (a) a trust created by the Participant for the benefit of his or her lawful spouse, child, or children; (b) such Participant’s lawful spouse, child or children; or (c) a corporation, all of the shares of which are owned by the Participant.  Upon any such permitted transfer, none of the aforesaid transferees shall become a Participant under this Plan and the transferring Participant shall remain the Participant for the purposes of the interpretation of the terms and conditions of this Plan, as applicable.  Options under this Plan shall not be subject to execution, attachment or similar process.  The terms of the Option shall be binding upon the executors, administrators and heirs of the Participant.

ARTICLE V
CORPORATE TRANSACTIONS

5.1                          Assumption or Replacement of Options by Successor.  ~~If~~In the event of:

(a)                                  a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, or other transaction in which there is no

6

substantial change in the shareholders of the Company or their relative shareholdings and the Options granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants);

(b)                                 a merger in which the Company is the surviving corporation but after which shareholders of the Company immediately prior to such merger (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such merger) cease to own their shares or other equity interests in the Company; or

(c)                                  the sale of substantially all of the assets of the Company,

any or all outstanding Options may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants or, in the alternative, the successor corporation may substitute equivalent Options or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Options).  The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions and other provisions no less favourable to the Participant than those which applied to such outstanding Shares immediately prior to such transaction described in this section 5.1, which substitution, provision or other consideration or issuance shall be binding on all Participants.  In the event such successor corporation (if any) refuses to assume or substitute Options, as provided above, pursuant to a transaction described in this section 5.1, then notwithstanding any other provision in this Plan to the contrary, such Options will expire on such transaction at such time and on such conditions as the Committee will determine (including, without limitation, the Committee may, in the exercise of its sole discretion in such instances, give each Participant the right to exercise his or her Option as to all or a part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable).

5.2                          Dissolution or Liquidation.  In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, it will terminate immediately prior to the consummation of such proposed action.  The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his or her Option as to all or any part of the Shares thereof, including Shares as to which the Option would not otherwise be exercisable.

5.3                          Assumption of Options by the Company.  The Company, from time to time, also may substitute or assume outstanding options granted by another company, whether in connection with an acquisition of such other company or otherwise, by either:

(a)                                  granting an Option under this Plan in substitution of such other company’s option; or

(b)                                 assuming such option as if it had been granted under this Plan if the terms of such assumed option could be applied to an Option granted under this Plan.

Such substitution or assumption will be permissible if the holder of the substituted or assumed option would have been eligible to be granted an Option under this Plan if the other company had applied the rules of this Plan to such grant.  In the event the Company assumes an option granted by another company, the terms and conditions of such option will remain unchanged (except that the exercise price and the number and nature of shares issuable upon exercise of any such option will be adjusted appropriately).  In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

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ARTICLE VI
AMENDMENT OR TERMINATION OF PLAN

6.1                          Board May Amend.  The Board of Directors shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes contemplated in section 3.1; provided however that:

(a)                                  such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)                                 no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board of Directors acting in good faith, without his or her consent in writing;

(c)                                  the Board of Directors shall obtain shareholder approval of the following:

(i)                  any amendment to the maximum number of Shares specified in section 2.1 in respect of which Options may be granted under the Plan (other than pursuant to section 2.2);

(ii)               any amendment that would reduce the exercise price of an outstanding Option of an Insider (as defined in applicable securities laws), other than pursuant to section 2.2; and

(iii)            any amendment that would extend the term of any Option granted under the Plan to an Insider beyond the Expiry Date.

6.2                          Powers of the Board Following Termination of the Plan.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board of Directors and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board of Directors shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

ARTICLE VII~~ARTICLE VI~~

GENERAL

7.1                          ~~6.1~~ No Obligation to Employ.  Nothing in this Plan or any Option granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate Participant’s employment or other relationship at any time, with or without cause.

7.2                          ~~6.2~~ Term of Plan.  Unless earlier terminated as provided herein, this Plan will terminate 10 years from the Effective Date or, if earlier, the date of ~~shareholder approval~~termination by the Board.

7.3                          ~~6.3~~ Governing Law.  This Plan and all Options granted under this Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

~~6.4                          Termination of Plan.  The Board may at any time terminate or amend this Plan in any respect, including without limitation, amend any form of Stock Option Certificate or instrument to be executed pursuant to this Plan; provided however, that the Board will not, without the approval of the shareholders of the Company, amend this Plan in any manner that requires shareholder approval.~~

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7.4                          ~~6.5~~ Notices.  Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices.  Any notice required to be given or delivered to Participant shall be in writing and addressed to participant at the address indicated in the Stock Option Certificate or to such other address as such party may designate in writing from time to time to the Company.  All notices shall be deemed to have been given or delivered upon:  personal delivery; three (3) days after deposit in the mail by certified or registered mail (return receipt requested); one (1) business day after deposit with any return receipt express courier (prepaid); or one (1) business day after transmission by confirmed facsimile, rapidfax or telecopier.

7.5                          ~~6.6~~ Successors and Assigns.  The Company may assign any of its rights under this Agreement.  This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company.

7.6                          ~~6.7~~ Nonexclusivity of the Plan.  Neither the adoption of this Plan by the Board nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

*    *    *    *

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APPENDIX B

Text of Resolution to Approve the Amended and Restated Stock Option Plan

BE IT RESOLVED, as an ordinary resolution, that:

1.               the Amended and Restated 1997 Stock Option Plan of the Corporation (the “1997 Plan”), as described in the Management Information Circular of the Corporation dated March 21, 2007, be and is hereby amended as indicated in the form of 1997 Plan attached to this Information Circular as Appendix A; and

2.               any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

APPENDIX C

SIERRA WIRELESS, INC.
2007 U.S. RESTRICTED STOCK PLAN

ARTICLE 1
EFFECTIVE DATE AND PURPOSE

1.1                                 Effective Date.  This Plan is effective as the Sierra Wireless, Inc. 2007 U.S. Restricted Stock Plan as of May 2, 2007 (the “Effective Date”), subject to the approval of the Plan by the shareholders of Sierra Wireless, Inc. (the “Company”) within 12 months of the Effective Date in accordance with Sections 162(m) of the Code and the rules of the Nasdaq Global Market.

1.2                                 Purpose of Plan.  This Plan is intended to further the growth and profitability of the Company by increasing incentives to attract, retain and motivate high-calibre persons and by encouraging Share ownership on the part of the Employees and Members of the Board of the Company and its Subsidiaries and Affiliates. This Plan is intended to permit the grants of Restricted Stock Awards.

ARTICLE 2
DEFINITIONS

2.1                                 The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

(a)                                  “1934 Act” means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the 1934 Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(b)                                 “Affiliate” means any entity, directly or indirectly controlled by, controlling or under common control with the Company or any corporation or other entity acquiring, directly or indirectly, all or substantially all the assets and business of the Company, whether by operation of law or otherwise.

(c)                                  “Award” means a grant under this Plan of Restricted Stock.

(d)                                 “Award Agreement” means the written agreement setting forth the terms and conditions applicable to an Award.

(e)                                  “Board” means the Company’s Board of Directors, as constituted from time to time.

(f)                                    “Change in Control” means the occurrence of any of the following:

(i)                                     an amalgamation, merger or consolidation of the Company with or into another entity (other than a merger or consolidation with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company or their relative shareholdings and the Awards granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants) where the holders of Shares immediately prior to the transaction will hold less than 51% of the voting securities of the resulting entity upon completion of the transaction; or

(ii)                                  the sale of all or substantially all of the assets of the Company.

(g)                                 “Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation or other guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(h)                                 “Committee” means the committee of the Board described in Article 3.

(i)                                     “Disabled” means that a Participant has incurred an illness or mental or physical disability or total or partial incapacity, as certified by a duly qualified medical practitioner, such that:

(i)                                     solely due to such illness, mental or physical disability or incapacity, the individual is unable to perform his or her duties or unable to competently perform his or her duties as an employee of the Company or an Affiliate, either for any consecutive four month period or for any period of six months (whether or not consecutive) in any consecutive twelve month period; or

(ii)                                  a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs.

(j)                                     “Employee” means an employee of the Company, a Subsidiary or an Affiliate (each an “Employer”) designated by the Committee who has commenced employment with the Company, a Subsidiary or an Affiliate.

(k)                                  “Fair Market Value” means, except as otherwise specified in a particular Award Agreement, the closing transaction price of such a Share as reported by the principal exchange on which such Shares are traded on the date as of which such value is being determined or, if there were no reported transaction for such date, the opening transaction price as reported by such exchange for the first trading date following the date by which such value is being determined or if the Committee determines in its sole discretion that the Shares are too thinly traded for Fair Market Value to be determined, the value as determined by the Committee, in its sole discretion, on a good faith basis.

(l)                                     “Grant Date” means the date that the Award is granted.

(m)                               “Member of the Board” means an individual who is a member of the Board or of the board of directors of a Subsidiary or an Affiliate.

(n)                                 “Participant” means an Employee or Member of the Board with respect to whom an Award has been granted and remains outstanding.

(o)                                 “Period of Restriction” means the period during which Restricted Stock is subject to forfeiture and/or restrictions on transferability.

(p)                                 “Plan” means this Sierra Wireless, Inc. 2007 Restricted Stock Plan, as set forth in this instrument and as hereafter amended from time to time.

(q)                                 “Restricted Stock” means a Stock Award granted pursuant to Article V under which the Shares are subject to forfeiture upon such terms and conditions as specified in the relevant Award Agreement.

(r)                                    “Rule 16b-3” means Rule 16b-3 promulgated under the 1934 Act and any future regulation amending, supplementing or superseding such regulation.

(s)                                  “Share” means the Company’s common stock.

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(t)                                    “Subsidiary(ies)” means any corporation (other than the Company) in an unbroken chain of corporations, including and beginning with the Company, if each of such corporations, other than the last corporation in the unbroken chain, owns, directly or indirectly, more than fifty percent (50%) of the voting stock in one of the other corporations in such chain.

ARTICLE 3
ADMINISTRATION

3.1                                 The Committee. This  Plan shall be administered by the Human Resources Committee of the Board.  Reference to the Committee shall refer to the Board if the Human Resources Committee ceases to exist and the Board does not appoint a successor Committee.

3.2                                 Authority and Action of the Committee. It shall be the duty of the Committee to administer this Plan in accordance with Plan provisions. The Committee shall have all powers and discretion necessary or appropriate to administer this Plan and to control its operation, including, but not limited to, the power to (a) determine which Employees and Members of the Board shall be eligible to receive Awards and to grant Awards, (b) prescribe the form, amount, timing and other terms and conditions of each Award, (c) interpret this Plan and the Award Agreements, (d) adopt such procedures as it deems necessary or appropriate to permit participation in this Plan by eligible Employees and Members of the Board, (e) adopt such rules as it deems necessary or appropriate for the administration, interpretation and application of this Plan, (f) interpret, amend or revoke any such procedures or rules, (g) correct any technical defect(s) or technical omission(s), or reconcile any technical inconsistency(ies), in this Plan and/or any Award Agreement, (h) accelerate the vesting associated with any Award, and (i) make all other decisions and determinations that may be required pursuant to this Plan and/or any Award Agreement or as the Committee deems necessary or advisable to administer this Plan.

The acts of the Committee shall be either (i) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (ii) acts approved in writing by all of the members of the Committee without a meeting. A majority of the Committee shall constitute a quorum. The Committee’s determinations under this Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any Employee of the Company or any of its Subsidiaries or Affiliates, the Company’s independent accountants or any executive compensation consultant or other professional retained by the Company or the Committee to assist in the administration of this Plan.

The Company shall effect the granting of Awards under this Plan, in accordance with the determinations made by the Committee, by execution of written agreements and/or other instruments in such form as is approved by the Committee.

3.3                                 Delegation by the Committee. The Committee in its sole discretion and on such terms and conditions as it may provide may delegate all or any part of its authority and powers under the Plan to one or more Members of the Board of the Company and/or officers of the Company; provided, however, that the Committee may not delegate its authority or power with respect to (a) the selection for participation in this Plan of an officer or other person subject to Section 16 of the 1934 Act or decisions concerning the timing, pricing or amount of an Award to such an officer or person or (b) any Award that is intended to satisfy the requirements applicable to “qualified performance-based compensation” under Section 162(m) of the Code.

3.4                                 Decisions Binding. All determinations, decisions and interpretations of the Committee, the Board, and any delegate of the Committee pursuant to the provisions of this Plan or any Award Agreement shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

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ARTICLE 4
SHARES SUBJECT TO THE PLAN

4.1                                 Number of Shares. Subject to adjustment as provided in Section 6.10, the number of Shares available for grants of Awards under this Plan shall be a rolling number equal to two (2) percent of the number of issued and outstanding common shares of the Company from time to time. Shares awarded under this Plan may be either authorized but unissued Shares, authorized and issued Shares reacquired and held as treasury Shares or a combination thereof. Unless prohibited by applicable law or exchange rules, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary or Affiliate shall not reduce the Shares available for grants of Awards under this Section 4.1.

4.2                                 Lapsed Awards.  To the extent that Shares subject to an outstanding Award are not issued or delivered by reason of (i) the expiration, cancellation, forfeiture or other termination of such Award, (ii) the withholding of such Shares in satisfaction of applicable federal, state or local taxes or (iii) of the settlement of all or a portion of such Award in cash, then such Shares shall again be available under this Plan.

ARTICLE 5
RESTRICTED STOCK AWARDS

5.1                                 Grant of Stock Awards. Subject to the provisions of this Plan, Awards of Restricted Stock may be granted to such Participants at such times, and subject to such terms and conditions, as determined by the Committee in its sole discretion.

5.2                                 Stock Award Agreement. Each Award of Restricted Stock shall be evidenced by an Award Agreement that shall specify the number of Shares granted, the price, if any, to be paid for the Shares and the Period of Restriction applicable to a Restricted Stock Award and such other terms and conditions as the Committee, in its sole discretion, shall determine.

5.3                                 Transferability/Share Certificates. Shares subject to an Award of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated during a Period of Restriction. During the Period of Restriction, a Restricted Stock Award may be registered in the holder’s name or a nominee’s name at the discretion of the Company and may bear a legend as described in Section 5.4(II). Unless the Committee determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent during the applicable Period of Restriction, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the Shares subject to the Restricted Stock Award in the event such Award is forfeited in whole or part.

5.4                                 Other Restrictions.

(I)                        The Committee, in its sole discretion, may impose such other restrictions on Shares subject to an Award of Restricted Stock as it may deem advisable or appropriate.  The Committee may set restrictions based upon applicable federal or state securities laws, or any other basis determined by the Committee in its discretion.

(II)                    The Committee, in its sole discretion, may legend the certificates representing Restricted Stock during the Period of Restriction to give appropriate notice of such restrictions. For example, the Committee may determine that some or all certificates representing Shares of Restricted Stock shall bear the following legend: “The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Sierra Wireless, Inc. 2007 Restricted Stock Plan (the “Plan”), and in a Restricted Stock Agreement (as defined by the Plan). A copy of the Plan and such Restricted Stock Agreement may be obtained from the Chief Financial Officer of Sierra Wireless, Inc.”

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(III)                Unless provided otherwise in an individual Award Agreement, a grant of Restricted Stock shall vest upon completion of the periods of continuous employment/service from grant date in accordance with the following schedule:

Period of Continuous
Employment/Service Relationship from Grant Date	Vesting Percentage

One Year	1/3
Two Years	2/3
Three Years	100%

Upon a termination of a participant’s employment or other service relationship with the Company or an Affiliate, all Shares of unvested Restricted Stock shall revert back to the Company, provided that all Shares of Restricted Stock shall become immediately vested upon any of the following events while the Participant is still in the employ of the Company or an Affiliate:  (i)  the Participant’s death; (ii) the Participant becoming Disabled, or (iii) upon the occurrence of such events and as described in an Employee’s employment agreement or such other agreement with the Employee.

5.5                                 Removal of Restrictions. Shares of Restricted Stock covered by a Restricted Stock Award made under this Plan shall be released from escrow as soon as practicable after the termination of the Period of Restriction and, subject to the Company’s right to require payment of any taxes, a certificate or certificates evidencing ownership of the requisite number of Shares shall be delivered to the Participant.

5.6                                 Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless otherwise provided in the Award Agreement.

5.7                                 Dividends and Other Distributions. During the Period of Restriction, Participants holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares shall be deposited with the Company and shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

ARTICLE 6
MISCELLANEOUS

6.1                                 No Effect on Employment or Service. Nothing in this Plan shall interfere with or limit in any way the right of the Company to terminate any Participant’s employment or service at any time, for any reason and with or without cause.

6.2                                 Participation. No person shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

6.3                                 Indemnification. Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any good faith action taken or good faith failure to act under this Plan or any Award Agreement, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation or

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By-Laws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

6.4                                 Successors. All obligations of the Company under this Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business or assets of the Company.

6.5                                 Nontransferability of Awards. No Award granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution during the Period of Restriction, if any.

6.6                                 Withholding Requirements. Prior to the delivery of any Shares, the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any federal, state, local and foreign taxes of any kind (including, but not limited to, the Participant’s FICA obligations) which the Committee, in its sole discretion, deems necessary to be withheld or remitted to comply with the Code and/or any other applicable law, rule or regulation with respect to such Award (or exercise thereof).

6.7                                 Withholding Arrangements. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require a Participant to satisfy all or part of the tax withholding obligations in connection with an Award by (a) having the Company withhold otherwise deliverable Shares, or (b) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld, provided such Shares have been held by the Participant for at least six months.

6.8                                 No Corporate Action Restriction. The existence of this Plan, any Award Agreement and/or the Awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the shareholders of the Company to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the Company’s or any Subsidiary’s or Affiliate’s capital structure or business, (b) any merger, consolidation or change in the ownership of the Company or any Subsidiary or Affiliate, (c) any issue of bonds, debentures, capital, preferred or prior preference stocks ahead of or affecting the Company’s or any Subsidiary’s or Affiliate’s capital stock or the rights thereof, (d) any dissolution or liquidation of the Company or any Subsidiary or Affiliate, (e) any sale or transfer of all or any part of the Company’s or any Subsidiary’s or Affiliate’s assets or business, or (f) any other corporate act or proceeding by the Company or any Subsidiary or Affiliate. No Participant, beneficiary or any other person shall have any claim against any Member of the Board or the Committee, the Company or any Subsidiary or Affiliate, or any employees, officers, shareholders or agents of the Company or any Subsidiary or Affiliate, as a result of any such action.

6.9                                 Restrictions on Shares. Each Award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the Shares subject to such Award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the exercise or settlement of such Award or the delivery of Shares thereunder, such Award shall not be exercised or settled and such Shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing Shares delivered pursuant to any Award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

6.10                           Changes in Capital Structure. In the event that the Board determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, change of control or exchange of Shares or other securities of the Company, or other corporate transaction

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or event (each a “Corporate Event”) affects the Shares such that an adjustment is determined by the Board, in its sole discretion, to be necessary or appropriate in order to prevent dilution or enlargement of benefits or potential benefits intended to be made available under this Plan, the Board may, in such manner as it in good faith deems equitable, adjust any or all of (i) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, and (ii) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards, or make provision for an immediate cash payment to the holder of an outstanding Award in consideration for the cancellation of such Award.

If the Company enters into or is involved in any Corporate Event, the Board may, prior to such Corporate Event and effective upon such Corporate Event, take such action as it deems appropriate, including, but not limited to, replacing Awards with substitute awards in respect of the Shares, other securities or other property of the surviving corporation or any affiliate of the surviving corporation on such terms and conditions, as to the number of shares, pricing and otherwise, which shall substantially preserve the value, rights and benefits of any affected Awards granted hereunder as of the date of the consummation of the Corporate Event. Notwithstanding anything to the contrary in this Plan, if any Corporate Event occurs, the Company shall have the right, but not the obligation, to cancel each Participant’s Awards immediately prior to such Corporate Event and to pay to each affected Participant in connection with the cancellation of such Participant’s Awards, an amount equal that the Committee, in its sole discretion, in good faith determines to be the equivalent value of such Award.

Upon receipt by any affected Participant of any such substitute awards (or payment) as a result of any such Corporate Event, such Participant’s affected Awards for which such substitute awards (or payment) were received shall be thereupon cancelled without the need for obtaining the consent of any such affected Participant. Any actions or determinations of the Committee under this Section 6.10 need not be uniform as to all outstanding Awards, nor treat all Participants identically.

6.11                           Change in Control.  In the event of a Change in Control, the Company, or any corporation or entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the reorganization becoming effective, may, subject to applicable stock exchange rules, upon notice to the Participant, substitute the Shares subject to an Award under this Plan into the securities of such other corporation or entity or into which Shares are changed, converted or exchanged on an appropriate basis.  Nothing therein contained shall be construed as limiting or affecting the ability of the Company to deal with Awards in the event of a Change in Control in any manner.

ARTICLE 7
AMENDMENT, TERMINATION AND DURATION

7.1                                 Amendment, Suspension or Termination. The Board, in its sole discretion, may amend, suspend or terminate this Plan, or any part thereof, at any time and for any reason, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including, without limitation, Section 162(m) of the Code and the rules of the Nasdaq Global Market; provided, however, the Board may amend this Plan and any Award Agreement, including without limitation retroactive amendments, without shareholder approval as necessary to avoid the imposition of any taxes under Section 409A of the Code. Subject to the preceding sentence, the amendment, suspension or termination of the Plan shall not, without the consent of the Participant, materially adversely alter or impair any rights or obligations under any Award theretofore granted to such Participant. No Award may be granted during any period of suspension or after termination of this Plan.

7.2                                 Duration of this Plan. This Plan shall terminate ten years after adoption by the Board, unless earlier terminated by the Board and no further Awards shall be granted under the Plan. The termination of this Plan shall not affect any Awards granted prior to the termination of this Plan.

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ARTICLE 8
LEGAL CONSTRUCTION

8.1                                 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

8.2                                 Severability. In the event any provision of this Plan or of any Award Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan or the Award Agreement, and this Plan and/or the Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

8.3                                 Requirements of Law. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

8.4                                 Governing Law. This Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Washington, but without regard to its conflict of law provisions.

8.5                                 Captions. Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

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APPENDIX D

Text of Resolution to Approve the 2007 U.S. Restricted Stock Plan

BE IT RESOLVED, as an ordinary resolution, that:

1.               the 2007 U.S. Restricted Stock Plan of the Corporation (the “2007 U.S. RSP”), as described in the Management Information Circular of the Corporation dated March 21, 2007, be and is hereby approved and adopted by the Shareholders as indicated in the form of 2007 U.S. RSP attached to this Information Circular as Appendix C; and

2.               any Director or Officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and execute all such documents and instrument as may be necessary or desirable to give effect to this resolution.

APPENDIX E

Position Descriptions

Chair of the Board

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Board of Directors, the Chair of the Board of Sierra Wireless Inc. has the responsibility and specific duties described below:

1.                                      Appointment

1.1                                 The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be elected as the Chair of the Board, each year, by the Board.  The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills determined by the Governance and Nominating Committee (GNC) and the Board.

2.                                      Responsibility

2.1                                 The Chair provides independent, effective leadership to the Board and leads the Board in fulfilling the duties set out in its Mandate.

3.                                      Specific Duties

The Chair will:

3.1                                 Leadership

(i)                                     Provide overall leadership to enhance the effectiveness of the Board.

(ii)                                  Take all reasonable steps to ensure that the responsibility and duties of the Board, as outlined in its Mandate, are well understood by the Board members and executed as effectively as possible.

3.2                                 Ethics

(i)                                     Foster ethical and responsible decision-making by the Board and its individual members.

3.3                                 Board Governance

(i)                                     Provide effective Board leadership, overseeing all aspects of the Board’s direction and administration in fulfilling the terms of its Mandate.

(ii)                                  With the GNC, oversee the structure, composition, membership and mandate of the Board.

(iii)                               With the GNC, ensure that the Board is composed entirely of qualified directors and that the members have, in aggregate, the qualifications required by applicable law, regulations, guidelines and policies.

3.4                                 Board Meetings

(i)                                     Ensure that the Board meets at least five times annually and as many additional times as necessary to carry out its duties effectively.

(ii)                                  With the Board members, members of management and outside advisors, as appropriate, establish the agenda for each Board meeting.

(iii)                               Chair all meetings of the Board, including closed sessions and in camera sessions.

(iv)                              If the Chair is not present at a meeting, the Board members present will choose a Board member to chair the meeting.

(v)                                 Ensure sufficient time during Board meetings to fully discuss agenda items.

(vi)                              Encourage Board members to ask questions and express viewpoints during meetings.

(vii)                           Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(viii)                        Ensure that the Board meets in separate, regularly scheduled, non-management in camera sessions.

3.5                                 Board Reporting

(i)                                     Ensure that Board materials are available to any director on request.

3.6                                 Board / Management Relationships

(i)                                     Take all reasonable steps to ensure that Board members receive written information and are exposed to presentations from management to fulfill the Board Mandate.

(ii)                                  Facilitate effective communication between Board members and management, both inside and outside of Board meetings.

(iii)                               Have an effective working relationship with members of management.

3.7                                 Evaluations

(i)                                     Ensure that a performance evaluation of the Board is conducted annually, soliciting input from all Board members and appropriate members of management.

3.8                                 Advisors / Resources

(i)                                     Ensure that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently.

(ii)                                  Coordinate with the Board to retain, oversee, compensate and terminate independent advisors to assist the Board in its activities.

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3.9                                 Other

(i)                                     Carry out any other appropriate duties and responsibilities assigned or delegated by the Board.

(ii)                                  To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description is delegated to the Chair of the GNC, who will report any amendments to the Board at its next meeting.

(iii)                               Not less than annually, this Position Description will be reviewed by the Chair and the GNC and updates recommended to the Board for consideration.

***     ***     ***

Audit Committee Chair

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Audit Committee, the Chair of the Audit Committee of Sierra Wireless, Inc. has the responsibility and specific duties described below:

1.                                      Appointment

1.1                                 The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be appointed as the Committee Chair, each year, by the Board on recommendation of the Audit Committee. The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills determined by the Governance and Nominating Committee (GNC) and the Board.

2.                                      Responsibility

2.1                                 The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

3.                                      Specific Duties

The Chair will:

3.1                                 Leadership

(i)                                     Provide overall leadership to enhance the effectiveness of the Committee.

(ii)                                  Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

3.2                                 Ethics

(i)                                     Foster ethical and responsible decision-making by the Committee and its individual members.

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3.3                                 Committee Governance

(i)                                     Provide effective Committee leadership, overseeing all aspects of the Committee’s direction and administration in fulfilling the terms of its Mandate.

(ii)                                  With the GNC, oversee the structure, composition, membership and activities delegated to the Committee.

(iii)                               With the GNC, ensure that the Committee is composed entirely of “independent” directors and that the members have the financial qualifications required by applicable law, regulations, guidelines and policies.

3.4                                 Committee Meetings

(i)                                     Ensure that the Committee meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

(ii)                                  With the Committee members, members of management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

(iii)                               Chair all meetings of the Committee, including closed sessions and in camera sessions.

(iv)                              If the Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

(v)                                 Ensure sufficient time during Committee meetings to fully discuss agenda items.

(vi)                              Encourage Committee members to ask questions and express viewpoints during meetings.

(vii)                           Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(viii)                        Ensure that the Committee meets in separate, regularly scheduled, non-management, closed sessions with the independent auditors.

(ix)                                Ensure that the Committee meets in separate, regularly scheduled, non-management in camera sessions.

(x)                                   Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

3.5                                 Committee Reporting

(i)                                     Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

(ii)                                  Ensure that Committee materials are available to any director on request.

3.6                                 Committee / Management Relationships

(i)                                     Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from management to fulfill the Committee Mandate.

(ii)                                  Facilitate effective communication between Committee members and management, both inside and outside of Committee meetings.

(iii)                               Have an effective working relationship with members of management.

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(iv)          Have an effective working relationship with the auditors.

3.7                                 Evaluations

(i)                                     Ensure that a performance evaluation of the Committee is conducted annually, soliciting input from all Committee members, other directors and appropriate members of management.

3.8                                 Advisors / Resources

(i)                                     Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

(ii)                                  Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

3.9                                 Other

(i)                                     Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

(ii)                                  To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description, on request of the Chair of the Committee, is delegated to the Chair of the GNC, who will report any amendments to the Board at its next meeting.

(iii)                               Once or more annually, as the GNC decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

***     ***     ***

Governance and Nominating Committee Chair

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Governance and Nominating Committee, the Chair of the Governance and Nominating Committee of Sierra Wireless, Inc. has the responsibility and specific duties described below.

1.                                      Appointment

1.1                                 The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be appointed as the Committee Chair, each year, by the Board on recommendation of the Governance and Nominating Committee. The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills determined by the Committee and the Board.

2.                                      Responsibility

2.1                                 The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

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3.                                      Specific Duties

The Chair will:

3.1                                 Leadership

(i)                                     Provide overall leadership to enhance the effectiveness of the Committee.

(ii)                                  Take all reasonable steps to ensure that the responsibility and duties of the Committee, as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

3.2                                 Ethics

(i)                                     Foster ethical and responsible decision-making by the Committee and its individual members.

3.3                                 Committee Governance

(i)                                     Provide effective Committee leadership, overseeing all aspects of the Committee’s direction and administration in fulfilling the terms of its Mandate.

(ii)                                  Oversee the structure, composition, membership and activities delegated to the Committee.

(iii)                               Ensure that the Committee is composed of a majority of “independent” directors.

3.4                                 Committee Meetings

(i)                                     Ensure that the Committee meets at least four times annually and as many additional times as needed to carry out its duties effectively.

(ii)                                  With Committee members, members of Management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

(iii)                               Chair all meetings of the Committee, including closed sessions and in camera sessions.

(iv)                              If the Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

(v)                                 Ensure sufficient time during Committee meetings to fully discuss agenda items.

(vi)                              Encourage Committee members to ask questions and express viewpoints during meetings.

(vii)                           Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(viii)                        Ensure that the Committee meets in separate, regularly scheduled, non-management, in camera sessions.

(ix)                                Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed and appropriate.

3.5                                 Committee Reporting

(i)                                     Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

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(ii)                                  Ensure that Committee materials are available to any director on request.

3.6                                 Committee / Management Relationships

(i)                                     Take all reasonable steps to ensure that Committee members receive written information and presentations from management to fulfill the Committee.

3.7                                 Mandate

(i)                                     Facilitate effective communication between Committee members and management, both inside and outside of Committee meetings.

(ii)                                  Have an effective working relationship with members of management.

(iii)                               Lead the annual Board, Committee and director effectiveness and performance evaluations, other than that of the Committee Chair.

(iv)                              Ensure that a performance evaluation of the Committee and the Committee Chair is conducted, soliciting input from all Committee members, other directors and appropriate members of management.

3.8                                 Orientation / Education

(i)                                     Provide leadership for the Board’s director orientation and education programs, soliciting input from the Board.

3.9                                 Advisors / Resources

(i)                                     Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

(ii)                                  Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

3.10                           Other

(i)                                     Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

(ii)                                  To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description, on request of the Chair of the Committee, is delegated to the Chair of the Board, who will report any amendments to the Board at its next meeting.

(iii)                               Once or more annually, as the Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

***     ***     ***

Human Resources Committee Chair

Position Description

In addition to any responsibilities and specific duties set out in the mandate of the Human Resources Committee, the Chair of the Human Resources Committee of Sierra Wireless, Inc. has the responsibility and specific duties described below.

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1.                                      Appointment

1.1                                 The Chair will be a duly appointed or elected member of the Board of Directors (the “Board”) and be appointed as the Committee Chair, each year, by the Board on recommendation of the Human Resources Committee. The Chair will be “independent” (as defined by applicable law, regulations, guidelines and policies) and will have the competencies and skills as determined by the Corporate Governance and Nominating Committee (GNC) and the Board.

2.                                      Responsibility

2.1                                 The Chair provides independent, effective leadership to the Committee and leads the Committee in fulfilling the duties set out in its Mandate.

3.                                      Specific Duties

The Chair will:

3.1                                 Leadership

(i)                                     Provide overall leadership to enhance the effectiveness of the Committee.

(ii)                                  Take all reasonable steps to ensure that the responsibility and duties of the Committee as outlined in its Mandate, are well understood by the Committee members and executed as effectively as possible.

3.2                                 Ethics

(i)                                     Foster ethical and responsible decision-making by the Committee and its individual members.

3.3                                 Committee Governance

(i)                                     Provide effective Committee leadership, overseeing all aspects of the Committee’s direction and administration in fulfilling the terms of its Mandate.

(ii)                                  With the GNC, oversee the structure, composition, membership and activities delegated to the Committee.

(iii)                               With the GNC, ensure that the Committee is composed entirely of “independent” directors.

3.4                                 Committee Meetings

(i)                                     Ensure that the Committee meets at least four times annually and as many additional times as necessary to carry out its duties effectively.

(ii)                                  With other Committee members, members of management and outside advisors, as appropriate, establish the agenda for each Committee meeting.

(iii)                               Chair all meetings of the Committee, including closed sessions and in camera sessions. If the Chair is not present at a meeting, the Committee members present will choose a Committee member to chair the meeting.

(iv)                              Ensure sufficient time during Committee meetings to fully discuss agenda items.

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(v)                                 Encourage Committee members to ask questions and express viewpoints during meetings.

(vi)                              Deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus.

(vii)                           Ensure that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

(viii)                        Ensure that the Committee meets in separate, regularly scheduled, non-management, in camera sessions.

3.5                                 Committee Reporting

(i)                                     Following each meeting of the Committee, report to the Board on the activities, findings and any recommendations of the Committee.

(ii)                                  Ensure that Committee materials are available to any director on request.

3.6                                 Committee / Management Relationships

(i)                                     Take all reasonable steps to ensure that Committee members receive written information and are exposed to presentations from management to fulfill the Committee Mandate.

(ii)                                  Facilitate effective communication between Committee members and management, both inside and outside of Committee meetings.

(iii)                               Have an effective working relationship with members of management including, but not limited to, the Chief Executive Officer and senior officer responsible for Human Resources.

3.7                                 Evaluations

(i)                                     Ensure that a performance evaluation of the Committee is conducted, soliciting input from all Committee members, other directors and appropriate members of management.

3.8                                 Advisors / Resources

(i)                                     Ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently.

(ii)                                  Coordinate with the Committee to retain, oversee, compensate and terminate independent advisors to assist the Committee in its activities.

3.9                                 Other

(i)                                     Carry out any other appropriate duties and responsibilities assigned by the Board or delegated by the Committee.

(ii)                                  To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Position Description, on request of the Chair of the Committee, is delegated to the Chair of the GNC, who will report any amendments to the Board at its next meeting.

(iii)                               Once or more annually, as the GNC Committee decides, this Position Description will be fully evaluated and updates recommended to the Board for consideration.

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